March 7, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Mara L. Ransom, Assistant Director

100 F Street, NE

Washington, D.C. 20549

            Re: Force Protection Video Equipment Corp.

Form S-1

Filed February 22, 2016

File No. 333-209623

Dear Ms. Ransom:

On behalf of Force Protection Video Corp, a Florida corporation (the “Company”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated March 3, 2016, to the Company’s Registration Statement on Form S-1 (File No. 333-209623) (the “Registration Statement”) for resale of up to 2,415,000 shares of the Company’s common stock (“Common Stock”) by RDW Capital LLC, (“RDW”) the selling stockholder named in the Registration Statement.

GENERAL

Staff Comment 1

1. We note your response to comment 1 and your deletion of (f) (existing events of default) from the definition of Equity Conditions in Section 1.1 of the Securities Purchase Agreement.  We also note, under Amendment No. 3 to Securities Purchase Agreement, that Section 2.1 of the Securities Purchase Agreement provides that RDW is not required to fund RDW Additional Financings if you are in default under any note.  Please provide us with your analysis of how RDW is irrevocably bound to fund the RDW Additional Financings, considering RDW is, to a degree, in control of whether you are in default under a note.  For example, RDW can elect to not convert under any outstanding RDW Note if you are unable to pay, which would, as a consequence of RDW’s election, result in RDW not having to fund the RDW Additional Financings.

Company Response to Staff Comment 1

1. We have modified the terms of the RDW Notes in Amendment 4 to the Securities Purchase Agreement. Amendment 4 reduces the aggregate amount of the RDW Financing to $472,500, which is deliverable in 3 tranches, two of which were previously funded. As set forth in Amendment Four, the Third RDW Note in the principle amount of $210  ,000 is required to be funded within three (3) days after the Registration Statement is declared effective. Additionally, Amendment 4 removes the condition that RDW is not obligated to purchase additional notes if we are in default under any note.

Staff Comment 2

2. Please update the filing to reflect the Third Amendment to the Securities Purchase Agreement, to reflect that the “Equity Conditions” are not a condition precedent to funding the RDW Additional Financings, and to consistently indicate that you are registering only those shares issuable upon conversion of the First, Second, and Third RDW Notes.

Company Response to Staff Comment 2

2.   We have updated the filing to reflect that the “Equity Conditions” are not a condition precedent to funding the third RDW note, and to consistently indicate that we are registering only those shares issuable upon conversion of the First, Second, and Third RDW Notes. Additionally, Amendment 4 to the Securities Purchase Agreement states that the Equity Conditions are not a condition precedent to funding the Third RDW Note.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Feldman

Paul Feldman, Chief Executive Officer

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